EXHIBIT 99.1
Telenor Commences Arbitration against VimpelCom and Altimo to Preserve Telenor’s Pre-emptive Rights in the Wind Telecom Transaction
(Fornebu, Norway — 31 January 2011) Telenor has commenced an arbitration proceeding against VimpelCom Ltd. and Altimo Holdings & Investments Ltd. under the VimpelCom Shareholders Agreement in order to protect Telenor’s pre-emptive rights in the context of VimpelCom’s proposed acquisition of Wind Telecom S.p.A.
Telenor has requested an arbitration tribunal to determine that VimpelCom’s proposed acquisition of Wind Telecom is not a Related M&A Transaction under the VimpelCom Shareholders Agreement and that Telenor is entitled to exercise its pre-emptive rights under the Shareholders Agreement in connection with the issuance of new VimpelCom shares to the Wind Telecom shareholders if VimpelCom’s proposed acquisition of Wind Telecom is completed.
Contact:
Dag Melgaard, Communication Manager, Telenor Group Communications,
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com